

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2013

Via U.S. Mail
Mr. Danny Aaron
President
Oro Capital Corporation, Inc.
23 Dassan Island Drive
Plettenberg Bay, 6600
South Africa

>   **Re: Oro Capital Corporation, Inc.**
>   **Amendment to Registration Statement on Form S-1**
>   **Filed May 17, 2013**
>   **File No. 333-185103**

Dear Mr. Aaron:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 11

1.   We reissue prior comment three from our letter dated May 10, 2013. The disclosure on page 11 indicates Mr. Aaron "has agreed to advance monies on behalf of the company." However, the agreement filed in response to our comment does not obligate him to do so. Please revise your disclosure accordingly or advise why no revision is necessary.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

2.   We note the revised text on page 19 and elsewhere regarding a "recommended" course of action, including the three phases of exploration. We also note that you do not have any employees and state that you have not yet engaged a third party independent contractor. Please revise here and the statement on page 11 regarding unaffiliated third parties having assessed the property to identify who recommended your business plan and assessed the property.

3.   We note the revised text on page 21 referencing the $3,072 assessment due August 7, 2013. Please clarify, if true, that you do not currently have the funds available to make this assessment and address the impact to you and the offering of your failure to timely pay the assessment. After reviewing your response, we may have further comment.

Exhibits

Exhibit 23.4

4.   Dr. Bain's consent refers to Gulfstream Capital Corporation and the Snowden Diamond Project instead of Oro Capital and your Shipman Diamond Project. Please revise as appropriate.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. If you have questions concerning engineering-related matters, please contact Ken Schuler at (202) 551-3718. Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any other questions.

                                                Sincerely,

                                                /s/ James Lopez (for)

                                                John Reynolds
                                                Assistant Director